October 26, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance,
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Re:	Tego Cyber, Inc.
Registration Statement on Form S-1
File No. 333-259482

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Tego Cyber, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, October 28, 2021, or as soon thereafter as possible.

* * * *

Sincerely,

Tego Cyber Inc.

/s/ Shannon Wilkinson
Shannon Wilkinson
Chief Executive Officer and Chief Financial Officer

cc: Kyle Wiley, Securities and Exchange Commission
       Jessica M. Lockett, Esq.

8565 S. Eastern Avenue, Suite 150 Las Vegas, NV 89123 | tegocyber.com | +1 855 939-0100